Free Writing Prospectus
Filed on February 6, 2012 Pursuant to Rule 433
Registration Statement No. 333-167886

Kimberly-Clark Corporation

PRICING TERM SHEET

$300,000,000 2.40% Notes due March 1, 2022

Dated February 6, 2012

Issuer:	Kimberly-Clark Corporation

Security Type:	Senior Notes

Offering Format:	SEC Registered

Principal Amount:	$300,000,000

Maturity Date:	March 1, 2022

Coupon:	2.40%

Interest Payment Dates:	Semi-annually on the 1st day of March and September, commencing September 1, 2012

Price to Public:	98.474% of the principal amount

Benchmark Treasury:	2.000% due November 15, 2021

Benchmark Treasury Yield:	1.893%

Spread to Benchmark Treasury:	68 bps

Yield to Maturity:	2.573%

Optional Redemption:

The notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the applicable treasury rate plus 12.5 basis points, plus, in each case, accrued interest to the date of redemption.

Expected Settlement Date:	February 9, 2012

CUSIP:	494368 BH5

ISIN:	US494368BH50

Anticipated Ratings:	A2 by Moody’s Investors Service, Inc. A by Standard & Poor’s Ratings Services A by Fitch Ratings Ltd.

Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC

Co-Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (No. 333-167886) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or Morgan Stanley & Co. LLC at 866-718-1649.